

A COMMITMENT THAT ENDURES

TOMPKINS
TRUSTCO INC.

2003 CORPORATE REPORT



The Tompkins Plus Brings Benefit to Everyone We Serve

Tompkins Trust Company

The Bank of Castile

Mahopac National Bank

Tompkins Insurance Agencies

Tompkins Investment Services



At the foundation of Tompkins Trustco Inc. is our commitment to the community. In the regions we serve, our offices are much more than bricks and mortar. We're bankers and advisers, but most important, we are also neighbors, in touch with, and immediately responsive to, the day to day needs of our communities.

Deeply rooted in the local landscape, each of our companies provides an ever-growing and evolving range of products, services and benefits that offer convenience and efficiency to businesses and individuals. In addition, we offer flexibility, quick decisions, and personal attention. These attributes are the Tompkins Plus. This commitment to community and service has encouraged the loyalty of our customers as well as steady and consistent growth.



Financial Highlights

Dollar amounts in thousands except per share data	Year ended December 31 2003	2002	% Change
Total Assets	$1,864,446	$1,670,203	11.63%
Net Income	$24,205	$22,914	5.63%
Diluted earnings per share	$2.92	$2.76	5.80%
Cash dividends per share	$1.11	$1.05	5.71%

Selected Financial Data

Dollar amounts in thousands except per share data	2003	2002	2001	2000	1999
		Year ended December 31			
FINANCIAL STATEMENT HIGHLIGHTS					
Assets	$1,864,446	$1,670,203	$1,420,695	$1,304,894	$1,188,679
Deposits	1,411,125	1,340,285	1,087,458	1,034,901	974,239
Other borrowings	87,111	81,930	75,581	67,257	42,012
Shareholders' equity	158,970	150,597	131,072	114,995	96,624
Interest and dividend income	90,995	93,959	94,158	92,018	77,617
Interest expense	23,493	28,818	36,175	40,076	30,551
Net interest income	67,502	65,141	57,983	51,942	47,066
Provision for loan/lease losses	2,497	2,235	1,606	1,216	944
Net securities gains (losses)	43	363	66	450	(59)
Net income	24,205	22,914	19,627	17,512	15,200
PER SHARE INFORMATION					
Basic earnings per share	$2.98	$2.81	$2.41	$2.25	$1.95
Diluted earnings per share	2.92	2.76	2.38	2.23	1.93
Cash dividends per share*	1.11	1.05	1.00	.98	.94
SELECTED RATIOS					
Return on average assets	1.37%	1.45%	1.46%	1.42%	1.41%
Return on average equity	15.90%	16.41%	15.82%	17.09%	15.46%
Shareholders' equity to average assets	8.98%	9.51%	9.73%	9.31%	8.97%
Dividend payout ratio*	37.25%	37.54%	41.51%	43.95%	40.52%
OTHER SELECTED DATA Not rounded, unless otherwise noted					
Employees (average full-time equivalent)	546	530	513	462	442
Full-service banking offices	33	32	29	28	26
Bank access centers (ATMs)	49	48	45	41	36
Trust and Investment Services assets under management (in thousands)	$1,389,879	$1,207,786	$1,138,341	$1,094,452	$1,106,059

Share data has been retroactively adjusted to reflect a 10% stock dividend paid on August 15, 2003.

*Cash dividends per share reflects historical information for Tompkins Trustco, Inc.

A MESSAGE TO OUR SHAREHOLDERS



From left to right: Stephen E. Garner, *President & Chief Executive Officer, Tompkins Trust Company,* Stephen S. Romaine, *President & Chief Executive Officer, Mahopac National Bank,* James J. Byrnes, *Chairman & Chief Executive Officer, Tompkins Trustco Inc.,* David S. Boyce, *President & Chief Executive Officer, Tompkins Insurance Agencies, Inc.,* James W. Fulmer, *President, Tompkins Trustco, Inc., Chairman, President & Chief Executive Officer, The Bank of Castile*

We are pleased to report on another year of successful operation for your company, with net income of $24.2 million, an increase of 5.6% over the prior year. Diluted earnings per share were $2.92, up 5.8% over 2002. In August, a 10% stock dividend was issued, in addition to the four quarterly cash dividends.

The theme of this year's Corporate Report, "A Commitment that Endures," was chosen to emphasize that our company and its subsidiaries have long term records of meeting our customers' needs, including support for economic growth and social well being in our communities.

This approach has been good for our shareholders over a very long period—starting in 1836. Last year, Tompkins Trustco was listed as one of only 44 public companies which had more than 10 consecutive years of both higher earnings per share and higher cash dividends (Bill Staton's *America's Finest Companies*®). Our results, including 2003, reflect 31 straight years of earnings per share increases, and 15 years of dividend increases. We cannot promise that this will be the case every year, but the record does support the strategy, which our company follows.

This strategy is based not on trying to become a "high growth" company, but rather on aiming for sustainable growth in earnings and in dividends over a longer period.

The world changes too rapidly for us not to change as well, but we are consistent in our commitment to community banking. This includes involvement in, understanding of, and support for our communities. It is also a personal approach. Our people must continually upgrade their skills, adopt technology for our customers' benefit, and become more efficient. In the end, it is personal delivery of services and customer attention where we try to distinguish ourselves. This approach, along with a wider array of services than our individual banks could provide on their own, is what we call the "Tompkins Plus."

This strategy does have implications for the type of shareholder base that Tompkins Trustco cultivates. First, our emphasis on dividends has attracted investors, over the years, to whom this is important. Changes in tax rates have recently made dividends more attractive, and emphasis on dividend policy has become an important criterion to many more investors.

Many of our investors are long term holders of the stock. Although there are no controlling blocks of shares, many descendents of families involved with the early development of our banks continue to hold shares and to support the Tompkins Trustco strategy. In addition, many individuals within our market areas invest in the corporation. We encourage their interest. They are often customers and they can have a good understanding of our business strategy and how well it works in their hometown. Finally, most of our employees are shareholders since the company provides the opportunity to acquire shares through employee benefit plans. We believe this gives employees a better understanding of the company and a commitment to its success.

Continued growth in our business was the primary reason for earnings growth in 2003. Year end assets were 11.6% higher than at the prior year end, with deposits up 5.3% and loans up 7.4%. The loan growth excludes $92.3 million in residential mortgage loan originations that were either sold in the secondary market, or securitized and held in an investment portfolio. When these loans are sold, each of our banks retains the servicing in order to preserve the customer relationship.

Despite the slow recovery in the national economy, particularly regarding jobs, our loan portfolios remained in sound condition, with year end nonperforming loans a relatively modest 0.71% of total loans, compared to 0.76% a year earlier.

Each of our subsidiaries made progress during the year. At Tompkins Trust Company, a new office opened in Auburn, New York, contributed to the overall growth in deposits and loans, and is bringing our community banking approach to that market.

Mahopac National Bank continued to be a key source of growth for Tompkins Trustco. In 2003, we began marketing our services in nearby Westchester County, where our goBanking cars are making a mark by bringing banking services directly to our business customers' offices, and where our first branch, Mt. Kisco, is scheduled to open in spring 2004.

The Bank of Castile also had a successful year, despite the relative weakness of the Western New York economy. We have announced plans for a new Administrative Center—the first major corporate commitment in downtown Batavia in over 20 years—which will house The Bank of Castile and Tompkins Insurance Agencies. The two operations will also come together again in Warsaw, New York, where a new joint office is under construction.

Many of you are aware that public companies now operate under significant new regulatory and legal requirements stemming from the Sarbanes-Oxley Act. Your board has actively monitored the new administrative and disclosure requirements, many of which are covered in our regulatory filings, our proxy statement, and our website. In this regard, we have recently combined the Board of Directors' Nominating and Corporate Governance committees into one, chaired by our Vice Chair of the Board, Bonnie H. Howell. Mr. Edward C. Hooks, our General Counsel, has resigned from the Board of Directors so as to be available to the Board directly in his capacity as General Counsel.

We thank Ms. Lucinda Noble for 18 years of dedicated service as a director. She retired from the board of Tompkins Trust Company in July of 2003.

In early 2004, we were saddened by the loss of Robert S. Smith, who served as Chairman of Tompkins Trust Company from 1978 to 1992 (please note page 19 of this report). Bob was a mentor to many of our current senior executives, and a key advocate of the strategy discussed in this report.

Our thanks to our shareholders, once again, for the excellent support, feedback, and also the business referrals that you provide.

You are invited to our Annual Meeting being held on Tuesday, May 11, 2004 in Ithaca. Shareholder information meetings will be held on Wednesday, May 12, 2004 in Batavia and Wednesday, May 19, 2004 in the Mahopac area. The exact time and location of each meeting is specified in your proxy statement. We look forward to seeing you at one of these meetings.

James J. Byrnes
Chairman & Chief Executive Officer

James W. Fulmer
President

T O M P K I N S   T R U S T   C O M P A N Y

We are committed to supporting the community as well as the culture that enriches all our lives.



Analyze this! *Tompkins Trust Company customer IMR Test Labs has become one of the nation's leading testing laboratories. Founded in 1984, IMR researches and tests a wide range of materials, and also conducts analyses of product failures and defects.*

Tompkins Trust Company has long been, and continues to be, the premier community bank in its region. While this success has been the result of our commitment to service and quality, we believe that we have been able to maintain our position because we are unique. In an age of declining numbers of banking institutions, we remain what we have always been – a community bank focused on the needs of our community. For over 165 years, Tompkins Trust Company has listened to our customers and provided them with options and solutions.

2003 was a solid year for growth. Our new full-service banking office in Auburn, which celebrated its grand opening in July, became our fifteenth branch. Deposits and loan activity were strong through the end of the year, and these results reinforce our position that the consumer wants to do business with a local community bank.



Past perfect! *The Hyde Park Mastodon, one of the most complete skeletons ever found, takes you back to another time. And if you want to go even farther back, at the Museum of the Earth, you can – 3.5 billion years to be exact! As banker and a contributor to the new museum, Tompkins Trust Company has helped to bring one of the nation's largest fossil collections to the public.*

Results were strong in all our offices, fueled substantially by our continued technological updates and invesments. Convenient access to products and services is important to our customers, increasing numbers of whom take advantage of our *Anywhere Access* Visa Check Card and Internet services. Also, at the end of the year, 28 ATMs were available throughout our region.


34

A warm welcome. *The Tompkins Plus approach to banking was been well received in Auburn. Our newest branch has rapidly gained customers and popularity in this mid-state community.*



We've got you covered – *and your fountain, and your rocks .... Bank of Castile customer, pool cover manufacturers, HPI, Inc., can stitch a custom mesh cover to go over just about anything, for commercial or residential locations.*

As a community bank,

we are an important part of the local landscape;

every day our roots become deeper and stronger.

In 2003, The Bank of Castile announced plans for its new administrative center to be located in downtown Batavia. The new center will create efficiencies and synergies with Tompkins Insurance Agencies, as the space will be shared by both companies. The selection of Batavia for the new facility is particularly meaningful for this western New York city. The Bank of Castile is the first large private business to move into downtown since an urban renewal effort in the 1970's.

The plans for the new administrative center reflect the success of the Bank as well as the success of its combined efforts with Tompkins Insurance Agencies. Insurance staff were located in the Caledonia and Chili offices in 2003 with solid results. In 2004, the Medina office will offer insurance services and products, and the new facilities scheduled for Warsaw and Greece will also be combined offices. Our planned move into Greece is significant since it is indicative of the potential for continued growth in the Rochester market as exhibited by the Chili office.

In 2003, loan performance remained healthy despite the overall economic climate. Local decision making, a skilled staff, and outstanding customer service efforts were key factors in much of our loan activity.

In addition to supporting local businesses and individuals with the Tompkins Plus, The Bank of Castile actively supports local community charitable efforts throughout the year. A substantial pledge made to GoArt, a cultural arts center for Genesee and Orleans counties, has resulted in a named rotating gallery. The new Bank of Castile Gallery will feature works by different artists throughout the year.



No restrictions! *A van modified by Main Mobility can keep everyone mobile, no matter his or her restrictions or limitations. For his innovation and hard work, owner and Bank client, Tom Lorenz was named "Small Business Person of the Year" for New York State.*

Making an impression! *J.N. White Designs in Perry, New York, produces high-quality labels, graphic overlays, and other related items covering a diverse range of applications for industries including Mercedes Benz and Honeywell. Committed to Perry, J.N. White Designs wanted to work with a community bank -- The Bank of Castile.*



Growth remains the major objective of Mahopac National Bank, and the region continues to offer significant opportunity. In 2003, plans were developed for a full-service office in Mt. Kisco, Westchester County. Outside of New York City and Long Island, Westchester County, a $23 billion deposit market, is the largest source of deposits in New York State. The growth of our branches in Putnam and Dutchess counties indicates that Westchester County will also be a very strong market for the Bank.

As we move into new counties and towns within our region, we find that our community banking concept is not only accepted, but embraced.



View from the top. *New construction is the name of the game in the town of Southeast. Keeping pace with the growth of the community, the bank is building new branches, this one in a lofty setting overlooking the Hudson Valley.*


www.gobanking-mnb.com
goBanking
A new way to bank from
MAHOPAC NATIONAL BANK
A Tompkins Community Bank

On the go! *An innovative new concept called goBanking brings special meaning to customer service at Mahopac National Bank.*

In a region dominated by the 'big' banks, Mahopac National Bank has proven that community banking is important to consumers. The Bank's Business Development Board continues to attract local business partners who share our focus for the promotion of community growth. And, a special service created just for small business, goBanking, brings the Bank right to our customers' doorsteps. Designed for businesses with few cash transactions, goBanking dispatches knowledgeable bankers to our customers' offices, where they pick up deposits and help with any other needs, from loan applications to tax payments.

In support of community development in Putnam County, the Bank recently made a substantial pledge to the Mahopac Public Library for its new building. The largest, most heavily utilized library in Putnam County, the new Mahopac Library will make its incredible assets available to everyone, plus offer many new amenities such as the local history room sponsored by Mahopac National Bank.


GEIS
OLDS

Hot wheels! *Regional Vice President John Friend talks with Bill Geis in one of the lots at Geis Auto Mall in Peekskill. As a new customer of the Bank, Geis Auto Mall has been a trusted name in the region for years.*

Our ongoing effort to provide the best possible service to each customer has been enhanced by our association with Tompkins Trustco.



A solid foundation. *J. Kozel & Son Inc., a client of Tompkins Insurance Agencies, has been fabricating and erecting steel beams and other materials for residential and commercial applications since 1960.*

2003 was a year of substantial growth for Tompkins Insurance Agencies. Part of this growth was the result of two strategic acquisitions that will enhance opportunities for the future. In January of 2003, we purchased Powers Insurance in LeRoy. Youngs & Linfoot, a well-established agency in Geneseo, was acquired in November. The acquisition of these agencies is strategically significant since both are located in towns where The Bank of Castile has a considerable presence.

Creating synergies with The Bank of Castile was a major initiative for the year. In July and August, insurance offices were created within the Caledonia and Chili offices, resulting in an increase in sales. At the end of the year, a site for a new combined office in Warsaw was selected; construction should be completed by mid 2004. Currently, six offices are shared with The Bank of Castile.



Protecting the protectors! *At the Wyoming County Hospital, babies are born, lives are saved, and good health is promoted. Essential to the continued 'good health' of this facility is the support provided by the Tompkins Insurance Agencies.*

In addition to increased sales opportunities, the merging of office space by Tompkins Insurance Agencies and The Bank of Castile has created substantial efficiencies. The collaboration of the two companies and their sharing of market information and technology, as well as square footage, have meant savings of time and money.

For over 100 years,

we have provided customers with an ever-growing portfolio

of trust and investment options.



Tompkins Investment Services, with assets of over $1.38 billion, currently has relationships in all fifty states as well as in several countries. The department finished 2003 realizing a substantial increase in assets from the previous year. We grew in our established markets as well as Tompkins' newer markets, such as Auburn, the Hudson Valley, and western New York.

A favorable forecast. *There are those who want to sail to their own private island; others prefer a mountain hideaway. Whatever their plans for the future, careful trust and investment planning helps our customers achieve their long-term goals.*

TOMPKINS CHARITABLE GIFT FUND

Offering clients the advantages of the charitable trusts at a lower cost.



Optimizing Philanthropy. *The Tompkins Charitable Gift Fund provides most of the advantages of a private foundation with the potential for money to grow. It's the ideal vehicle for managing and expanding the scope of philanthropy, including donations of appreciated stock.*

Established in 1999, Tompkins Charitable Gift Fund offers a low cost, efficient opportunity for those seeking the benefits of a "donor advised" fund. The fund provides a variety of investment options, handles all administrative functions, and passes the tax benefits on to the donors. Beyond offering clients a convenient, streamlined means to support their favorite charities, the Gift Fund also allows contributions to grow, expanding the scope of philanthropy.

It is also an effective way for charities and not-for-profit organizations to manage small endowments. The addition of a Pooled Income Fund in 2003 enables a donor to retain lifetime income from a transfer.

RESULTS 1999 - 2003

in millions, except as noted



$755
$846
$890
$995
$1,069
'99
'00
'01
'02
'03

Total Loans



$974
$1,035
$1,087
$1.340
$1,411
'99
'00
'01
'02
'03

Total Deposits



$1.93
$2.23
$2.38
$2.76
$2.92
'99
'00
'01
'02
'03

Diluted Earnings Per Share in Dollars



$0.94
$0.98
$1.00
$1.05
$1.11
'99
'00
'01
'02
'03

Cash Dividends Per Share in Dollars

CONSOLIDATED STATEMENTS OF CONDITION

Amounts in thousands except share and per share data	As of December 31 2003	2002
ASSETS		
Cash and noninterest bearing balances due from banks	$ 56,540	$ 53,898
Interest bearing balances due from banks	9,216	10,000
Federal funds sold	0	400
Available-for-sale securities, at fair value	592,137	493,780
Held-to-maturity securities, fair value of $51,441 at December 31, 2003		
and $40,260 at December 31, 2002	49,528	38,722
Loans and leases, net of unearned income and deferred costs and fees	1,069,140	995,346
Less reserve for loan/lease losses	11,685	11,704
Net Loans/Leases	1,057,455	983,642
Bank premises and equipment, net	28,466	27,111
Corporate owned life insurance	22,843	21,382
Goodwill	11,541	10,684
Other intangible assets	3,322	3,422
Accrued interest and other assets	33,398	27,162
Total Assets	$1,864,446	$1,670,203
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES, AND SHAREHOLDERS' EQUITY		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$ 747,691	$ 710,753
Time	381,175	379,603
Noninterest bearing	282,259	249,929
Total Deposits	1,411,125	1,340,285
Federal funds purchased and securities sold under agreements to repurchase	187,908	77,843
Other borrowings	87,111	81,930
Other liabilities	17,843	18,059
Total Liabilities	1,703,987	1,518,117
Minority interest in consolidated subsidiaries	1,489	1,489
Shareholders' equity:		
Common stock - par value $0.10 per share: Authorized 15,000,000 shares;		
Issued 8,185,816 shares at December 31, 2003, and 8,211,815 shares at December 31, 2002	819	747
Surplus	76,926	45,997
Undivided profits	78,676	96,722
Accumulated other comprehensive income	3,015	7,597
Treasury stock at cost: 26,981 shares at December 31, 2003,		
and December 31, 2002	(466)	(466)
Total Shareholders' Equity	158,970	150,597
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	$1,864,446	$1,670,203

Share data has been retroactively adjusted to reflect a 10% stock dividend paid on August 15, 2003.

CONSOLIDATED STATEMENTS OF INCOME

Amounts in thousands except per share data	Year ended December 31 2003	2002	2001
INTEREST AND DIVIDEND INCOME			
Loans	$67,830	$68,383	$71,592
Interest bearing balances due from banks	27	37	3
Federal funds sold	16	207	487
Available-for-sale securities	21,557	23,862	20,861
Held-to-maturity securities	1,565	1,470	1,215
Total Interest and Dividend Income	90,995	93,959	94,158
INTEREST EXPENSE			
Deposits:			
Time certificates of deposit of $100,000 or more	2,782	3,233	7,970
Other deposits	13,361	18,934	20,458
Federal funds purchased and securities sold under agreements to repurchase	3,285	2,448	3,453
Other borrowings	4,065	4,203	4,294
Total Interest Expense	23,493	28,818	36,175
Net Interest Income	67,502	65,141	57,983
Less Provision for Loan/Lease Losses	2,497	2,235	1,606
Net Interest Income After Provision for Loan/Lease Losses	65,005	62,906	56,377
NONINTEREST INCOME			
Trust and Investment Services income	4,325	4,174	4,646
Service charges on deposit accounts	7,220	6,324	4,676
Insurance commissions and fees	5,265	4,900	4,225
Card Services Income	2,273	2,111	1,829
Other service charges	3,043	2,918	2,430
Increase in cash surrender value of corporate owned life insurance	1,012	1,383	1,068
Gains on sale of loans	970	671	560
Other operating income	1,104	860	364
Gain on sale of available-for-sale securities	43	363	66
Total Noninterest Income	25,255	23,704	19,864
NONINTEREST EXPENSES			
Salaries and wages	24,061	22,692	20,338
Pension and other employee benefits	6,903	6,827	5,004
Net occupancy expense of bank premises	3,413	3,021	2,787
Net furniture and fixture expense	3,307	3,320	3,042
Marketing expense	1,944	1,797	1,204
Amortization of intangible assets	746	867	1,680
Other operating expenses	13,483	13,746	12,006
Total Noninterest Expenses	53,857	52,270	46,061
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	36,403	34,340	30,180
Minority interest in consolidated subsidiaries	134	134	134
Income Tax Expense	12,064	11,292	10,419
Net Income	$24,205	$22,914	$19,627
Basic earnings per share	$2.98	$2.81	$2.41
Diluted earnings per share	$2.92	$2.76	$2.38

Share data has been retroactively adjusted to reflect a 10% stock dividend paid on August 15, 2003.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Amounts in thousands except share and per share data	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES AT DECEMBER 31, 2002	$747	$45,997	$96,722	$7,597	$(466)	$150,597
Comprehensive income:						
Net income			24,205			24,205
Other comprehensive loss				(4,582)		(4,582)
Total Comprehensive Income						19,623
Cash dividends ($1.11 per share)			(9,093)			(9,093)
Exercise of stock options and related tax benefit (52,098 shares, net)	5	851				856
Common stock repurchased and returned to unissued status (95,799 shares)	(9)	(3,703)				(3,712)
Effect of 10% stock dividend	74	33,071	(33,145)			0
Cash paid in lieu of fractional shares (298 shares)			(13)			(13)
Shares issued for purchase acquisitions (18,000 shares)	2	710				712
BALANCES AT DECEMBER 31, 2003	**$819**	**$76,926**	**$78,676**	**$3,015**	**$(466)**	**$158,970**

Share data has been retroactively adjusted to reflect a 10% stock dividend paid on August 15, 2003.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Tompkins Trustco, Inc.

We have audited in accordance with auditing standards generally accepted in the United States of America, the consolidated statements of condition of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2003 (not appearing herein); and in our report dated February 27, 2004, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of condition, statements of income and statement of changes in shareholders' equity is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, New York
February 27, 2004

MARKET PRICE AND DIVIDEND INFORMATION

See Notes 1, 2 and 3 below:		Market Price High	Market Price Low	Cash Dividends Paid
2003	1st Quarter	$43.41	$37.55	$.27
	2nd Quarter	42.95	40.02	.27
	3rd Quarter	52.00	40.09	.27
	4th Quarter	51.50	45.32	.30
2002	1st Quarter	$39.55	$35.18	$.25
	2nd Quarter	44.49	33.64	.25
	3rd Quarter	43.73	38.86	.27
	4th Quarter	42.95	35.91	.27

Note 1 - The range of reported high and low price for Tompkins Trustco, Inc. common stock for actual transactions as quoted on the American Stock Exchange. As of March 2, 2004, there were approximately 1,893 shareholders of record.

Note 2 - Dividends on Tompkins Trustco, Inc. common stock were paid on the 14th day of February, the 15th day of May and August, and the 14th day of November of 2003, and on the 15th day of February, May, August, and November of 2002.

Note 3 - Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on August 15, 2003.

TOMPKINS TRUSTCO, INC. BOARD OF DIRECTORS

James J. Byrnes
Chairman & Chief Executive Officer

Bonnie H. Howell
Vice Chairman
Retired President & CEO
Cayuga Medical Center at Ithaca

James W. Fulmer
President

John E. Alexander
President, The CBORD Group, Inc.

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Home Telephone Company

James R. Hardie
Vice Chairman
Tompkins Insurance Agencies, Inc.

Hunter R. Rawlings, III
Professor of Classics and History, and
President Emeritus, Cornell University

Thomas R. Salm
Retired Vice President, Business &
Administrative Affairs
Ithaca College

Michael Spain
President, Spain Agency, Inc.

William D. Spain, Jr.
Managing Partner, Spain & Spain PC
Chairman, Mahopac National Bank

Craig Yunker
Partner, CY Farms

Advisors to the Board of Directors

Charles E. Treman, Jr.
Retired President
Tompkins Trust Company

Charles L. Van Arsdale
Retired President, Letchworth
Independent Bancshares Corporation &
The Bank of Castile

BOARD OF DIRECTORS

Tompkins Trust Company

James J. Byrnes
Chairman

Bonnie H. Howell
Vice Chairman
Retired President & Chief Executive Officer
Cayuga Medical Center at Ithaca

Stephen E. Garner
President & Chief Executive Officer

John E. Alexander
President, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President
Tompkins Trust Company

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Home Telephone Company

Carl E. Haynes
President,
Tompkins Cortland Community Collge

Robert T. Horn, Jr.
Physician

Patricia A. Johnson
Treasurer, Cornell University

Hunter R. Rawlings, III
Professor of Classics and History, and
President Emeritus, Cornell University

Thomas R. Salm
Retired Vice President, Business &
Administrative Affairs
Ithaca College

Michael D. Shay
Retired Chairman of the Board
Evaporated Metal Films Corporation

Peggy R. Williams
President, Ithaca College

Advisor to the Board of Directors

Charles E. Treman, Jr.
Retired President
Tompkins Trust Company

IN MEMORIUM
Robert S. Smith



June 15, 1920 - January 25, 2004

Chairman – Tompkins Trust Company
1978-1992

Cornell University Faculty
1952-1980

The Bank of Castile

James W. Fulmer
Chairman, President & Chief Executive Officer

Robert F. Brass
President, L.R. Brass, Inc.

Joseph G. Bucci
Owner, Bucci Real Estate

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

Thomas E. Cushing
Vice President, Secretary-Treasurer
J.O. Cook, Inc.

Betsy W. Harrison
President & Chief Executive Officer
Genesee Country Village and Museum

John P. Linfoot
President
Youngs & Linfoot Real Estate

Benjamin C. Mancuso, Jr.
Retired President
Charles Mancuso & Sons, Inc.

John D. McClurg
President
McClurg Chrysler-Dodge Jeep, Inc.
& McClurg Chevrolet-Oldsmobile-
Pontiac-Buick, Inc.

Craig Yunker
Partner, CY Farms

Mahopac National Bank

William D. Spain, Jr.
Chairman
Managing Partner, Spain & Spain, PC

Stephen S. Romaine
President & Chief Executive Officer

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

James W. Fulmer
President, Tompkins Trustco, Inc.

Stephen E. Garner
Executive Vice President
Tompkins Trustco, Inc.

C. Compton Spain
Attorney, Spain & Spain, PC

Michael H. Spain
President, Spain Agency, Inc.

Charles L. Van Arsdale
Retired President, Letchworth
Independent Bancshares Corporation
& The Bank of Castile

Tompkins Insurance Agencies, Inc.

James W. Fulmer
Chairman
President, Tompkins Trustco, Inc.

James R. Hardie
Vice Chairman

David S. Boyce
President & Chief Executive Officer

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

David J. Cecere
Senior Vice President
Personal Insurance

Grover S. Ellwood
Corporate Secretary

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

SENIOR OFFICERS

Tompkins Trust Company

James J. Byrnes
Chairman

Stephen E. Garner
President & Chief Executive Officer

Robert B. Bantle
Executive Vice President
Community Banking

Francis M. Fetsko
Executive Vice President
& Chief Financial Officer

Donald S. Stewart
Executive Vice President
Tompkins Investment Services

Lawrence A. Updike
Executive Vice President
Operations & Systems

Richard M. Dolge
Senior Vice President, Marketing and Sales
Management Support

Stephen R. Hoyt
Senior Vice President, Commercial Banking

Joyce P. Maglione
Senior Vice President, Personnel

Joseph H. Perry
Senior Vice President, Bank Card Services

Steven E. Bacon
Regional Vice President
Commercial Banking

Paul W. Banfield
Regional Vice President
Commercial Banking

Terry G. Barber
Vice President, Information Systems

Michelle Benedict-Jones
Vice President
Branch Banking & Municipal Sales

Samuel V. Brewer
Vice President
Tompkins Investment Services

John E. Butler
Vice President
Tompkins Investment Services

Edward F. Dawson
Vice President, Consumer Credit Services

Jeffrey Dobbin
Vice President, Commercial Banking

Anthony D. Franceschelli
Vice President, Community Banking

Gregory J. Hartz
Vice President
Tompkins Investment Services

Benjamin E. Herrmann
Vice President, Internet Banking

Eileen K. Hoyt
Vice President, Operations
Tompkins Investment Services

Diana C. Jayne
Vice President, Community Banking

Randy C. Lovell
Vice President & Corporate Auditor

Lillian E. Marshall
Vice President, Operations

H. Craig Miller
Vice President, Residential
Mortgage Services

John A. Poli
Vice President
Tompkins Investment Services

Pamela L. Wait
Vice President
Tompkins Investment Services

Philip S. Winn
Vice President
Tompkins Investment Services

The Bank of Castile

James W. Fulmer
Chairman, President
& Chief Executive Officer

Leslie R. Beardslee
Senior Vice President
Credit Administration Division Manager

David N. DeLaVergne
Senior Vice President
Senior Commercial Credit Officer

Donna E. Francis
Senior Vice President
Retail Banking & Operations Manager

Steven K. Beardsley
Vice President, Commercial Credit Officer

Robert J. Bennett
Vice President, Retail Sales Manager

Sherri A. Catalano
Vice President,
Residential Mortgage Services Manager

Mary L. Conlon
Vice President, Office Manager

Thomas H. Felton, Vice President
Commercial Credit Officer

Gary L. Gayton
Vice President, Officer Manager, Chili

Thomas H. Kishlar
Vice President, Commercial Credit Officer

Gregg C. McAllister
Vice President, Marketing Manager

Stephen L. Patchett, Vice President
Commercial Credit Officer

Judy G. Schillaci
Vice President, Assistant Auditor

Theresa B. Sedlock
Vice President, Compliance Officer,
CRA Officer

Tyna S. Slocum
Vice President
Loan Review & Workout Manager

Gregory J. Wood
Vice President, Commercial Credit Officer

Robert J. Zuidema
Vice President, Commercial Credit Officer

Mahopac National Bank

Stephen S. Romaine
President & Chief Executive Officer

Gerald J. Klein, Jr.
Executive Vice President, Chief
Lending Officer, Manager, Commercial
Banking & Consumer Loan Divisions

Rosemary Hyland
Senior Vice President, Manager
Administrative Services Division

Noreen B. Brancaccio
Vice President, Compliance Officer,
Reg. O Officer, BSA Officer,
Community Reinvestment Act Officer

Brian A. DaSilva
Vice President, Credit Administration

Douglas L. DePaoli
Vice President, Branch Manager Brewster

Timothy L. Every
Regional Vice President
Commercial Banking

Ronald L. Ferri
Regional Vice President
Commercial Banking

John L. Friend
Regional Vice President
Commercial Banking

Lisa M. Gariolo
Vice President, Branch Administration
Officer, Security Officer

John R. Kraus
Regional Vice President
Commercial Banking

Carol Masi
Vice President
Branch Manager Putnam Valley

Lisa L. McPartland
Vice President, Credit Administration

Sherry Scholz, Vice President
Residential Lending Manager

Edward V. Yuhas
Vice President, Loan Operations

Tompkins Insurance Agencies, Inc.

David S. Boyce
President & Chief Executive Officer

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

David J. Cecere
Senior Vice President, Personal Insurance

William L. Cecere
Vice President

Mark St. George
Vice President, Commercial Insurance

Joseph A. Teresi
Vice President

Grover S. Ellwood
Corporate Secretary/Marketing

Don H. Herman
Treasurer & Chief Financial Officer

CORPORATE INFORMATION

Corporate Offices

Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website: www.tompkinstrustco.com
E-mail: shareholder@tompkinstrust.com

Subsidiaries

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
P.O. Box 129
Castile, NY 14427
(585) 493-2576
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
14 Market St.
PO Box 300
Attica, NY 14011
(585) 591-0262
www.tompkinsins.com

Stock Listing

Tompkins Trustco, Inc. common stock is traded on the American Stock Exchange under the symbol TMP.

Annual Shareholders Meeting

All Tompkins Trustco, Inc. shareholders are invited to attend the Annual Meeting on Tuesday, May 11, 2004 at 6:00 pm at the Clarion University Hotel and Conference Center, Ithaca, New York.

A Shareholders Information Meeting will be held at 11:00 a.m. on Wednesday, May 12, 2004, for our shareholders in the Castile area at the Batavia Party House, Batavia, New York.

A Shareholder Information Meeting will be held at 6:00 p.m. on Wednesday, May 19, 2004, for our shareholders in the Mahopac area at the Mahopac Golf Club, Mahopac, New York.

Corporate Officers

James J. Byrnes
Chairman & Chief Executive Officer

James W. Fulmer
President

Stephen E. Garner
Executive Vice President

Stephen S. Romaine
Executive Vice President

Robert B. Bantle
Executive Vice President

Francis M. Fetsko
Executive Vice President
& Chief Financial Officer

Donald S. Stewart
Executive Vice President

Lawrence A. Updike
Executive Vice President

Joyce P. Maglione
Senior Vice President

Randy C. Lovell
Vice President & Corporate Auditor

Linda M. Carlton
Assistant Vice President
& Corporate Secretary

SHAREHOLDER INQUIRES

The Tompkins Trustco, Inc. Dividend Reinvestment & Direct Stock Purchase and Sale Plan is administered by American Stock Transfer & Trust Company as transfer agent for Tompkins Trustco, Inc. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Trustco, Inc. common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in this plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company
Toll-free number: 1-877-573-4008
Internet: www.investpower.com

Mailing address:
American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6201 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Trustco, Inc. stock purchase plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton
Assistant Vice President &
Corporate Secretary
Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 607-256-3210, ext. 2319
E-mail address:
shareholder@tompkinstrust.com

Form 10-K

Copies of the Company's Form 10-K (Annual Report) for 2003, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinstrustco.com

Tompkins Trustco Inc.

[illegible] Box 460
[illegible] New York 14851
[illegible]trustco.com
[illegible]